C21 Investments launches B2B cannabis distribution company

VANCOUVER, June 25, 2019 – C21 Investments, Inc. (CSE: CXXI and OTC: CXXIF) today announced that it has created a wholesale distribution company, C21 Supply Co. The supply company will further unify and accelerate B2B efforts with C21’s consumer packaged goods (CPG) brands: Phantom Farms, Dab Society, Hood Oil and Eco Firma Farms in Oregon and, in due course, Nevada. C21 Supply Co. will distribute a wide selection of THC and CBD products, including cannabis flower, pre-rolls, and cannabis oil extracts.

“C21 Supply Co. is a key part of our vertical integration model that will provide a one-stop shop for dispensaries who want to distribute our highly respected CPG brands,” said Robert Cheney, President and CEO of the Company. “C21 Supply Co. will be a single point of contact for efficient order processing and invoicing, making merchandising easier and more accessible for our wholesale partners.”

The C21 Supply Co. mission is simple: provide unrivaled quality, professionalism, service, and partnership to like-minded companies in the cannabis industry.

ABOUT C21 INVESTMENTS
C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Media contact:	Investor contact:
Graeme Harris	Dave Goad
S2C Inc.	Investor Relations
graeme@strategy2communications.com	dgoad@cxxi.ca
+1 416 402-7050	+1 833 BUY-CXXI (289-2994)

Michael Kidd
Chief Financial Officer and Director
Michael.kidd@cxxi.ca
+1 833 BUY CXXI (289-2994)